Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Nine months ended	Years Ended December 31
	September 30, 2018	2017	2016	2015	2014	2013
Fixed charges, as defined:
Interest charges	$75,046	$96,067	$86,897	$80,613	$74,025	$73,772
Amortization of debt expense and premium - net	2,251	3,167	3,391	3,415	3,635	3,813
Interest portion of rentals	813	1,160	1,324	1,287	1,187	1,146

Total fixed charges	$78,110	$100,394	$91,612	$85,315	$78,847	$78,731

Earnings, as defined:
Pre-tax income from continuing operations	$108,196	$198,690	$215,402	$185,619	$192,106	$162,347
Add (deduct):
Capitalized interest	(3,324)	(3,310)	(2,651)	(3,546)	(3,924)	(3,676)
Total fixed charges above	78,110	100,394	91,612	85,315	78,847	78,731

Total earnings	$182,982	$295,774	$304,363	$267,388	$267,029	$237,402

Ratio of earnings to fixed charges	2.34	2.95	3.32	3.13	3.39	3.02